Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended   31-Jan-2022

Amounts in USD

Dates

Collection Period No.	29	
Collection Period (from... to)	1-Jan-2022	31-Jan-2022
Determination Date	11-Feb-2022	
Record Date	14-Feb-2022	
Distribution Date	15-Feb-2022	
Interest Period of the Class A-1 Notes (from... to)	18-Jan-2022	15-Feb-2022	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jan-2022	15-Feb-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	207,598,041.36	182,863,744.64	24,734,296.72	53.306674	0.394103
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**336,158,041.36**	**311,423,744.64**	**24,734,296.72**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	374,988,202.27	350,253,905.55			
Yield Supplement Overcollateralization Amount	61,799,793.88	12,971,691.71	12,038,645.17			
Pool Balance	**1,615,006,230.09**	**387,959,893.98**	**362,292,550.72**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.286290%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	335,616.83	0.723312	25,069,913.55	54.029986
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$554,168.83**		**$25,288,465.55**	

Amounts in USD

Available Funds

Principal Collections	25,507,086.34
Interest Collections	1,268,147.06
Net Liquidation Proceeds	17,785.02
Recoveries	120,224.70
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	248.21
Available Collections	**26,913,491.33**
Reserve Fund Draw Amount	0.00
Available Funds	**26,913,491.33**

Distributions

(1) Total Servicing Fee	323,299.91
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	554,168.83
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	24,734,296.72
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,301,725.87
Total Distribution	**26,913,491.33**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	323,299.91	323,299.91	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	554,168.83	554,168.83	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	335,616.83	335,616.83	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	554,168.83	554,168.83	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	24,734,296.72	24,734,296.72	0.00
Aggregate Principal Distributable Amount	24,734,296.72	24,734,296.72	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.98
minus Net Investment Earnings	32.98
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.98
Net Investment Earnings on the Collection Account	215.23
Investment Earnings for the Collection Period	248.21

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	387,959,893.98	25,734
Principal Collections	16,766,925.91	
Principal Collections attributable to Full Pay-offs	8,740,160.43	
Principal Purchase Amounts	0.00	
Principal Gross Losses	160,256.92	
Pool Balance end of Collection Period	362,292,550.72	24,817
Pool Factor	22.43%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.89%
Weighted Average Number of Remaining Payments	52.01	28.00
Weighted Average Seasoning (months)	12.33	40.43

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	359,667,122.10	24,707	99.28%
31-60 Days Delinquent	2,099,582.48	82	0.58%
61-90 Days Delinquent	375,755.37	21	0.10%
91-120 Days Delinquent	150,090.77	7	0.04%
Total	362,292,550.72	24,817	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.145%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	160,256.92	9	21,829,749.64	696
Principal Net Liquidation Proceeds	17,566.41		7,193,737.00	
Principal Recoveries	117,594.94		9,317,336.93	
Principal Net Loss / (Gain)	25,095.57		5,318,675.71	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.080%
Prior Collection Period	(0.052%)
Second Prior Collection Period	(0.744%)
Third Prior Collection Period	0.654 %
Four Month Average	(0.015%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.329%
Average Net Loss / (Gain)	7,641.78

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.